MAXCOM REPORTS RESULTS FOR THE FULL
YEAR AND FOURTH QUARTER OF 2009

Mexico City, February 23, 2010. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended December 31, 2009.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”).  Figures are expressed in millions of current Mexican Pesos.

Results | Full Year 2009

Financial Summary:

Million Pesos	4Q09	4Q08	D%	YE09	YE08	D%
Revenues	631	672	(6)%	2,563	2,683	(4)%
EBITDA	158	126	26%	632	743	(15)%
EBITDA Margin	25%	19%		25%	28%
Adj. EBITDA	157	123	27%	633	749	(15)%
Adj. EBITDA Margin	25%	18%		25%	28%
Net Income	23	(468)	N.A.	(304)	(438)	N.A.

2009 Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 8% to 513,585 in 2009 compared to the same period last year. The Company recorded RGU net adds of 39,051 during the full year.
•	Total company customer base increased by 1% to reach 227,467 customers.
•
When compared to the same period last year, voice RGUs (formerly voice lines in service) increased by 2% to reach 370,731. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGUs increased by 97% to 58,818 in comparison to 29,764 in 2008.
•	The number of coin operated public phones reached 41,393 an increase of 17% in comparison to those in 2008.
•	The total mobile RGU base reached 50,346 units which is 13% less than the number registered in 2008.
•	Pay TV number of RGUs reached 30,371 units which are 65% higher than the number registered in 2008.
•	Residential RGU per customer increased from 1.5 in 2008 to 1.6 in 2009.
•	Commercial RGU per customer increased from 15.8 in 2008 to 18.2 in 2009.

Operating  Results

	4Q09	4Q08	D%
Residential Customers	222,971	219,184	2%
Voice	217,578	213,586	2%
Data	55,073	26,132	111%
Mobile	42,621	54,173	(21)%
TV	30,371	18,495	64%

Residential RGUs	366,001	331,368	10%
Voice	226,832	226,260	0%
Data	58,818	29,764	97%
Mobile	49,980	56,904	(12)%
TV	30,371	18,440	65%
RGU per Residential Customer	1.6	1.5

Commercial Customers	4,451	5,373	(17)%
Voice	4,174	5,107	(18)%
Data	1,392	1,431	(3)%
Mobile	49	69	(29)%
Other	186	176	6%

Commercial RGUs	81,081	84,891	(4)%
Voice	77,396	80,777	(4)%
Data	2,860	3,024	(5)%
Mobile	366	719	(49)%
Other	459	371	24%
RGU per Commercial Customer	18.2	15.8

Public Telephony RGUs	41,393	35,415	17%

Wholesale RGUs	25,110	22,860	10%

Total RGUs	513,585	474,534	8%

Voice RGUs (voice lines in service)	370,731	365,312	2%
Total Number of Customers	227,467	224,612	1%

Revenues

Total revenues for the year 2009 were Ps. 2,563 million, a decrease of 4% over revenue of Ps. 2,683, million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

	YE09		Weight %	YE08		Weight %	D%
Residential	Ps.	929	36%	Ps.	1,056	39%	(12)%
Commercial		788	31%		809	30%	(3)%
Public Telephony		461	18%		429	16%	7%
Wholesale		372	15%		360	14%	3%
Other Revenue		13	0%		29	1%	(55)%
Total	Ps.	2,563	100%	Ps.	2,683	100%	(4)%

Maxcom total revenues for the fourth quarter of 2009 were Ps. 631 million, a decrease of 6% over revenues of Ps. 672 million, recorded in the fourth quarter of 2008. The following table is a breakdown of the sources of revenue for the Company.

	4Q09		Weight %	4Q08		Weight %	D%
Residential	Ps.	223	35%	Ps.	235	35%	(5)%
Commercial		199	32%		204	30%	(2)%
Public Telephony		115	18%		119	18%	(3)%
Wholesale		91	14%		111	17%	(18)%
Other Revenue		3	0%		3	0%	0%
Total	Ps.	631	100%	Ps.	672	100%	(6)%

Residential
Residential revenues represented 36% of the total during 2009, compared with 39% in the year 2008. Revenues in the residential business segment reached Ps. 929 million, a decrease of 12% or Ps. 127 million in comparison to Ps. 1,056 million in the year 2008.

The Ps. 127 million decrease in revenues is the combination of:

1.	A decrease in usage charges for local, mobile and long distance by approximately Ps. 119 million due to the duration and the number of calls; and,
2.	Lower installation charges for the year which decreased by Ps. 45 million.

However and partially offsetting this decrease in revenue, recurrent charges increased by Ps. 37 million, due to a larger contribution of data and TV products.

During the fourth quarter of 2009 revenues from the residential business totaled Ps. 223 million, or 35% of total revenues from Ps. 235 million recorded in 2008.

ARPU (average revenue per unit) for the residential business finished for 2009 at Ps. 224 which is 24% less than the Ps. 293 recorded in 2008.

Residential RGU per customer increased from 1.5 in 2008 to 1.6 in 2009. Throughout the year this ratio was steady due to bundling of products and the economic environment during the year.

Commercial
Commercial revenues represented 31% of the total during 2009, slightly higher than the 30% registered in 2008. Revenues in the Commercial Business reached Ps. 788 million, a decrease of 3% in comparison to Ps. 809 million.

The 3% or Ps. 21 million decrease in revenues during 2009 is mainly explained by:

1.	A decrease of Ps. 30 million of installation charges; and,
2.	A decrease of Ps. 1 million in local, mobile and long distance usage.

However, and partially offsetting this decrease, recurrent charges (rent) increased by Ps. 10 million.

During the fourth quarter of 2009 revenues from the commercial business totaled Ps. 199 million, or 32% of total revenues, compared to Ps. 204 million recorded in the same period of 2008.

ARPU of the commercial business finished for 2009 at Ps. 801 which is 6% less than the Ps. 853 recorded in 2008.

In addition, RGU per commercial customer increased from 15.8 in 2008 to 18.2 in 2009.

Public Telephony
Public Telephony represented 18% of total revenues during 2009. Revenues in this business unit totaled Ps. 461 million, an increase of 7% when compared to Ps. 429 million in 2008. The increase in revenues is attributed to the 17% growth in the base of public telephones installed. However and partially offsetting this, the growth in the number of public telephones has outpaced revenues due to a decrease in average revenue per unit (ARPU). Currently the ARPU for Public Telephony is Ps. 973, 16% less than last year. During the fourth quarter revenues from the public telephony business totaled Ps. 115 million, or 18% of total revenues, compared to Ps. 119 million recorded in the same period of 2008.

Wholesale
In 2009, Wholesale revenues increased by 3% to reach Ps. 372 million, in comparison to the Ps. 360 million registered during the same period in the previous year. The increase in the Wholesale Business revenues was mainly driven by higher traffic. However and partially offsetting this increase, long distance termination revenues were lower. During the fourth quarter, revenues from the wholesale business totaled Ps. 91 million, or 14% of total revenues, compared to Ps. 111 million recorded in the same period of 2008.

Other Revenue
Other revenues contributed marginally and reached Ps. 13 million, in comparison to Ps. 29 million in 2008. During the fourth quarter revenues from other businesses totaled Ps. 3 million the same as the amount recorded in the fourth quarter of 2008.

Network Operation Cost

Network Operation Costs in 2009 increased by 1% or Ps. 11 million to reach Ps. 1,131 million in comparison to Ps. 1,120 million in the previous year. This increase was mainly due to a Ps. 29 million or 3% increase in network operating services. However, and partially offsetting this increase, technical expenses decreased by Ps. 11 million or 8% and installation expenses decreased by Ps. 7 million or 36%.

The Ps. 29 million increases in network operating services were mainly in:

1.	Calling party pays interconnection of Ps. 60 million;
2.	The lease of circuits and ports of Ps. 21 million;
3.	Pay TV content of Ps. 15 million; and,
4.	Internet access capacity of Ps. 1 million.

However, these increases were offset by lower long distance interconnection costs of Ps. 52 million, public telephony costs of Ps. 11 million and costs relating to our former alliance with Megacable for Ps. 5 million among others.

During the fourth quarter of 2009 network operation costs totaled Ps. 260 million from Ps. 325 million, a 20% decrease in comparison to the same period last year.

SG&A

SG&A expenses were Ps. 799 million in 2009, 3% or Ps. 21 million below Ps. 820 million in the same period of 2008. The Ps. 21 million decrease was mainly driven by a reduction in marketing expenses, maintenance, salaries wages and benefits, and sales commissions. These decreases were partially offset by bad debt expenses, customer service center leases, insurance costs, and external advisors.

During the fourth quarter of 2009 SG&A expenses totaled Ps. 212 million, 4% below Ps. 221 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2009 was Ps. 632 million, a 15% decrease from Ps. 743 million in the same period of last year. EBITDA Margin was 25% during the period, lower than 28% in 2008. During the fourth quarter of 2009, EBITDA amounted to Ps. 158 million, 26% higher than the Ps. 126 million registered in the same period of 2008. EBITDA margin for the fourth quarter of 2009 was 25%, higher than the 19% margin recorded in the same period of 2008.

Adjusted EBITDA for 2009 was Ps. 633 million, 15% lower than Ps. 749 million in the same period of last year. Adjusted EBITDA Margin was 25% during the period, lower than 28% in 2008. During the fourth quarter of 2009, Adjusted EBITDA amounted to Ps. 157 million, 27% higher than the Ps. 123 million registered in the same period of 2008. Adjusted EBITDA margin for the fourth quarter of 2009 was 25%, higher than the 18% margin reported in the same period of 2008.

Operating Income

The Company recorded an operating loss for 2009 of Ps. 7 million which does not compare favorably with an operating income of Ps. 192 million for the same period of 2008. During the fourth quarter of 2009 the company reported operating income of Ps. 34 million, in comparison to an operating loss of Ps. 39 million reported in the same period last year.

Depreciation charges were lower by Ps. 43 million during the fourth quarter as the Company carried out a review and appraisal of the status of our network equipment, outside plant, maintenance logs, etc. and of certain significant assets in which it was allowed to extend the remaining life of each of these assets.

Comprehensive Financial Result

During the year, the Company registered a Comprehensive Financial Result of Ps. 297 million, a Ps. 29 million increase when compared to Ps. 267 million in the same period of 2008.

	4Q09	4Q08	ΔPs.	YTD09	YTD08	ΔPs.
Interest Expense	72	89	(17)	302	256	46
Interest (Income)	0	(4)	4	(6)	(54)	(48)
Exchange Rate (Gain) Loss – Net	(39)	8	47	1	66	65
Total	33	92	(59)	297	267	30

The higher Comprehensive Financial Result was due to an increase of Ps. 46 million in higher interest expense which increased from Ps. 256 million in 2008 to Ps. 302 million in 2009. While the gross interest expense was Ps. 308 million in 2008, the company recorded the capitalization of interest cost on telecommunications network infrastructure build out which offset the amount of interest expense to Ps. 27 million.

During the fourth quarter of 2009, comprehensive cost of financing for the Company reached Ps. 33 million when compared to Ps. 92 million recorded in the same period of 2008.

Taxes

The Company recorded a deferred non-cash credit of Ps. 62 million in taxes during 2009 compared to Ps. 234 million in 2008. During the fourth quarter the Company recorded a credit of Ps. 41 million in taxes which compares to a credit of Ps. 248 million recorded in the same period of 2008.

Net Income

The Company posted a net loss during 2009 of Ps. 304 million, which compares to a net loss of Ps. 438 million reported in the same period of 2008. During the fourth quarter of 2009, the Company registered net income of Ps. 23 million in comparison to a net loss of Ps. 468 million, in the same period of 2008.

Liquidity and Capital Sources

Millions of Pesos	For the Year Ended 2009	For the Year Ended 2008
Resources from Operations and Working Capital	557	990
CAPEX	(848)	(1,624)
Free Cash Flow	(291)	(634)
Financing Activities	(313)	(315)
Cash and Cash Equivalents at the Start of the Period	1,591	2,540
Cash and Cash Equivalents at the End of the Period	987	1,591

Millions of Pesos	Quarter Ended December 31, 2009	Quarter Ended December 31, 2008
Resources from Operations and Working Capital	177	742
CAPEX	(191)	(509)
Free Cash Flow	(14)	233
Financing Activities	(176)	(165)
Cash and Cash Equivalents at the Start of the Period	1,177	1,523
Cash and Cash Equivalents at the End of the Period	987	1,591

Capital Expenditures

Capital Expenditures during the period totaled Ps. 848 million, lower than the Ps. 1,624 million recorded in 2008. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network. For the fourth quarter of 2009 the Company recorded Ps. 191 million which is lower than the Ps. 509 million recorded in the same period last year.

Indebtedness

At December 31, 2009 the Company reported its Indebtedness level at Ps. 2,625 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.1 times in 2009 and the Net Debt to EBITDA is at 2.6 times.

###
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Juan-Carlos Sotomayor
Mexico City, Mexico
(52 55) 4770-1170
juan.sotomayor@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of December 31,
	2008		2009
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,591,405	Ps	987,343
		1,591,405		987,343
Accounts receivable:
Customers, net of allowance		716,203		696,557
Value added tax refundable		164,448		210,819
Other sundry debtors		77,650		87,079
		958,301		994,455

Inventory		40,876		16,374
Prepaid expenses		30,778		30,149
Total current assets		2,621,360		2,028,321

Frequency rights, net		66,717		59,674
Telephone network systems and equipment, net		4,684,413		4,941,770
Pre-operating expenses, net		50,863		-
Intangible assets, net		209,683		199,224
Financial instruments		105,270		38,319
Deposits		8,315		7,269
Defferred taxes		148,114		230,324
Prepaid expenses long term		15,381		10,524
Other assets		6,357		2,151

Total assets	Ps	7,916,473	Ps	7,517,576

LIABILITIES
CURRENT LIABILITIES:
Interest payable		13,920		13,426
Accounts payable and accrued expenses		514,833		531,214
Notes payable		4,354		-
Customers deposits		2,519		2,214
Hedging valuation		8,472		-
Payroll and other taxes payable		61,048		69,660
Total current liabilities		605,146		616,514

LONG-TERM LIABILITIES:
Senior notes		2,707,660		2,611,740
Other accounts payable		34,479		57,097
Pensions and post-retirement obligations		21,626		31,463
Other long term liabilities		46,394		40,790
Long Term Liabilities		2,810,159		2,741,090
Total liabilities	Ps	3,415,305	Ps	3,357,604

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		816,443		808,566
Accumulated deficit		(1,267,466)		(1,743,353)
Net profit (loss) for the period		(437,764)		(303,558)
Share repurchase program		(20,289)		(11,927)
Total shareholders' equity	Ps	4,501,168	Ps	4,159,972

Total liabitilies and equity	Ps	7,916,473	Ps	7,517,576

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,						12 months ended December 31,
	2008		%	2009		%	2008		%	2009		%

TOTAL REVENUES	Ps.	671,785	100%	Ps.	631,143	100%	Ps.	2,683,229	100%	Ps.	2,562,570	100%

Network operating services		278,594	41%		222,870	35%		956,416	36%		985,575	38%
Technical expenses		42,606	6%		34,436	5%		145,100	5%		133,789	5%
Installation expenses		4,059	1%		3,670	1%		18,651	1%		11,989	0%
Cost of network operation		325,259	48%		260,976	41%		1,120,167	42%		1,131,353	44%

GROSS PROFIT		346,526	52%		370,167	59%		1,563,062	58%		1,431,217	56%

Selling, general and administrative expense		220,681	33%		212,126	34%		819,642	31%		798,986	31%

EBITDA		125,845	19%		158,041	25%		743,420	28%		632,231	25%

Depreciation and amortization		165,271			123,925			551,889			639,398

Operating income (loss)		(39,426)			34,116			191,531			(7,167)

Comprehensive (income) cost of financing:
Interest expense		89,072			72,370			255,662			302,035
Interest (income) loss, net		(4,358)			(116)			(53,994)			(6,031)
Exchange (income) loss, net		7,594			(39,001)			65,725			791
		92,308			33,253			267,393			296,795

Other (Income) Expense		51,773			18,647			63,281			61,133
Impairment		532,315			-			532,315			-

INCOME (LOSS) BEFORE TAXES		(715,822)			(17,784)			(671,458)			(365,095)

Taxes:
Flat rate corporate tax		(6,783)			-			-			-
Income tax		2,677			7,934			12,162			7,934
Deffered Income Tax		(244,216)			(48,760)			(245,856)			(69,471)
Total tax		(248,322)			(40,826)			(233,694)			(61,537)

NET INCOME (LOSS)	Ps.	(467,500)		Ps.	23,042		Ps.	(437,764)		Ps.	(303,558)

Adjusted EBITDA		123,412			157,235			748,534			633,900
% of revenue adjusted EBITDA		18%			25%			28%			25%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		829,337			833,611			829,337			833,611

Earnings per share basic		(0.59)			0.03			(0.55)			(0.38)
Earnings per share diluted		(0.56)			0.03			(0.53)			(0.36)

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,				12 months ended December 31,
	2008		2009		2008		2009

Operating Activities:
Income before taxes	Ps.	(715,821)	Ps.	(17,785)	Ps.	(671,457)	Ps.	(365,095)

Items without cash flow		549,280		(89,100)		534,420		(95,920)
Items related to investment activities		819,996		140,147		1,166,700		625,379
Items related to financing activities		(40,183)		116,585		133,887		366,933
Cash flow from income/loss before taxes		613,272		149,847		1,163,550		531,297

Cash flow from:
Accounts receivables		(12,369)		33,647		(198,949)		19,647
Inventory		(546)		10,894		(7,627)		24,502
Accounts payables		64,496		(356)		1,238		16,381
Other assets and liabilities		65,751		(8,917)		39,510		(26,850)
Income taxes		11,343		(7,934)		(7,320)		(7,934)
Cash flow from operation activities		128,675		27,334		(173,148)		25,746

Net cash flow from operating activities		741,947		177,180		990,402		557,043

Cash flow from:
Telephone network systems and equipment, net		(509,565)		(261,155)		(1,623,743)		(848,289)
Other intangible assets		-		70,000		-		-
Cash flow from capital expeditures		(509,565)		(191,155)		(1,623,743)		(848,289)

Cash in excess/(required) to be used in financing activities		232,382		(13,974)		(633,341)		(291,246)

Cash flow from :

Vendor financing		(2,712)		(1,596)		(8,419)		(4,354)
Capital stock		-		-		(7)		-
Additional paid in capital		(3,679)		(1,522)		(71,613)		(7,876)
Other financing activities		(157,958)		(172,820)		(234,749)		(300,586)
Cash flow from financing activities		(164,349)		(175,938)		(314,788)		(312,816)

Increase (decrease) in cash and temporary investments		68,033		(189,912)		(948,129)		(604,062)

Cash and cash equivalents at beginning of the period		1,523,372		1,177,255		2,539,534		1,591,405
Cash and cash equivalents at the end of the period	Ps.	1,591,405	Ps.	987,343	Ps.	1,591,405	Ps.	987,343